SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 10, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol in figures

August 2008

Page 1

ENERGY FOR THE FUTURE

SALES

The company's total operational income in the first eight months this year amounted to $23.06 trillion, which represents a 74% increase as compared with the same period in the year 2007.

Ecopetrol sales January August
(thousand oil barrels equivalent per day)

461
142
319
534
203
331
January- August 07*
January- August 08
Exports
Domestic

Ecopetrol crude and export product prices
(dollars per barrel)

64
53
50
114
101
83
January- August 07
January- August 08
WTI
Ecopetrol Crudes Basket
Ecopetrol Products Basket

Ecopetrol Sales August
(trillion pesos)

1.82
0.47
1.35
3.25
1.19
2.06
August 07
August 08
Exports
Domestic

Ecopetrol Sales January August
(trillion pesos)

13.57
3.75
9.82
23.06
8.24
14.82
January-August 07
January-August 08
Exports
Domestic

TO BE HIGHLIGHTED

- Domestic sales increased by 51% in the first eight months this year as compared with the same period the previous year, mainly driven by a higher sale price of its products.
  Exports, in turn, increased for the same period by 120%, as a result of a 42% volume growth and a better price basket.
- With respect to August 2007, the WTI has increased by 77%.

*Includes the Cartagena Refinery

PRODUCTION

Production owned by Ecopetrol increased from 388 thousand barrels oil equivalent per day (Kboed) during the first eight months in 2007 to 440 Kboed for the same period in year 2008, which represents a 13.3% increase.

Ecopetrol Production January August
(thousand oil barrels equivalent per day)

388.0
68.0
320.0
439.8
83.0
356.8
January-August 07
January-August 08
Crude
Natural Gas

TO BE HIGHLIGHTED

- Average gas sales to Venezuela: 126.9 million cubic feet per day (Mpcd), between January and August 2008.

EXPLORATION

In the period January-August of this year, Ecopetrol and its partners drilled 22 A-3 exploratory wells, out of the 31 that were set as the 2008 target (20 Ecopetrol and 11 with partners). These do not include Wells drilled under other companies' contracts subscribed with the ANH. With regard to seismic, 850 Km were acquired directly and 412 in association, 1,262 Km.

A 3 Wells January August
(number)

19
6
13
22
8
14
January-August 07
January-August 08
Ecopetrol
Partners

Seismic January August
(equivalent kilometers)

2,270
693
1,577
1,262
850
412
January-August 07
January-August 08
Ecopetrol
Partners

TO BE HIGHLIGHTED

- Out of 22 wells drilled, 5 turned to be producers, 2 of them owned by Ecopetrol. Two international wells included.

Ecopetrol in figures / August 2008

Page 2

REFINING

The feed in the refineries amounted to 308,2 thousand barrels per day (Kbd) during the first eight months this year. The Barrancabermeja Refinery reached a 230.5 Kbd feed, while the Cartagena refinery recorded 77,7 Kbd.

Crude feed at Refineries January August
(thousand barrels per day)

308.6
308.2
80.5
77.7
228.1
230.5
January- August 07
January- August 08
Barrancabermeja
Cartagena*

FINANCES

The better operating results in the first eight months this year visa-à-vis the same period in 2007 are derived form better oil international prices, increased crude and gas production, and increased sales abroad.

Operating Profit January August
(trillion pesos)

10.67
5.26
January- August 07
January- August 08

The operating profit increased by 103% between January-August 2007 and the same period in year 2008.

Net Income January August
(trillion pesos)

7.81
3.46
January- August 07
January- August 08

Net income increased by 126% Between January-August 2007 and the same period in the year 2008.

Ebitda January August
(trillion pesos)

12,06
6,80
January-August 07**
January-August 08

The EBITDA (profit before taxes, depreciation and amortization) increased by 77% between January-August and the same period in year 2008.

STOCK BEHAVIOR

Ecopetrol Stock Behavior
(January-August 2008, pesos)

$3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
$2,895
$2,615
$1,575
02/01/08
01/02/08
29/02/08
02/04/08
30/04/08
03/06/08
02/07/08
30/07/08
29/08/08

Source: Bolsa de Valores de Colombia

Behaviour of Ecopetrol's share and IGBC
(January-August 2008, percentage)

50%
40%
30%
20%
10%
0%
-10%
-20%
02/01/08
01/02/08
29/02/08
02/04/08
06/05/08
03/06/08
02/07/08
30/07/08
29/08/08
Ecopetrol
IGBC

FURTHER INFORMATION: Investor Guidance Directorate

Telephone: (57 1) 234 5190 / investors@ecopetrol.com.co

* Ecopetrol is the operator of the Cartagena refinery and its holding is 49%.

** As per new Ebitda calculation methodology, which makes years 2007 and 2008 comparable.

This document was prepared by Ecopetrol S.A to provide the market and the public, at large, with Company's financial and operating information. Figures in this report are preliminary and have not been audited, thus being subject to change. The actual results may vary and differ from those foreseen herein due to different factors beyond the control of Ecopetrol S.A. The recipients of this information must be aware that the information provided herein is not a guarantee of compliance, or risks or uncertainties that could result or materialize. Its disclosure is voluntary and has a merely informative character intended to enable monthly follow up on Company's management. All deductions, errors and omissions incurred by the recipients of this information, based on their own interpretation, analysis or conclusions, will be their exclusive responsibility. Hence, Ecopetrol does not accept any responsibility for such information, interpretation, analyses or conclusions.

Figures are presented in Colombian GAAP.

ECOPETROL

www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 10, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer